EXHIBIT (A)(5)(D)

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF PUTNAM

STEVE WELSCH, On Behalf of Himself and All Others Similarly Situated,	Index No. 2509/2010

Plaintiff,	Date Purchased: August 12, 2010

vs.

PENWEST PHARMACEUTICALS CO., JENNIFER L. GOOD, KEVIN C. TANG, JOSEPH E. EDELMAN, JOHN G. LEMKEY, RODERICK WONG, SAIID ZARRABIAN, ANNE M. VANLENT, PETER F. DRAKE, DAVID P. MEEKER, ENDO PHARMACEUTICALS HOLDINGS INC., WEST ACQUISITION CORP.,

Plaintiff designates Putnam County as the place of Trial The basis of the venue is the residence of the corporate defendants SUMMONS

Defendants.

To the above-named defendants:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with the summons, to serve a notice of appearance, on the plaintiffs attorney within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and, in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated: New York, N.Y.
August 11, 2010	THOMAS G. AMON
Attorney for Plaintiff
Defendants’ address:	250 West 57th Street, Suite 1316
Penwest Pharmaceuticals Co.	New York, N.Y. 10107
2981 Route 22	(212) 810-2430
Patterson, NY 12563

[ILLEGIBLE TEXT]

COUNTY CLERK, PUTNAM COUNTY Application for INDEX NUMBER pursuant to Section 8015, O.P.L.R. FEE $210.00 Space below to be TYPED or PRINTED by applicant	INDEX NUMBER [ILLEGIBLE TEXT]

TITLE OF ACTION OR PROCEEDING	CHECK ONE
Welsch v. Penwest Pharmaceutical Co., et al.	☐	COMMERCIAL ACTION	☑	NOT COMMERCIAL ACTION
	☐	CONSUMER CREDIT TRANSACTION	☐	NOT CONSUMER CREDIT TRANSACTION
	☐	THIRD PARTY ACTION	☐	NOT THIRD PARTY ACTION

IF THIRD PARTY ACTION MAIN INDEX NO.

Name and address of Attorney for Plaintiff or Petitioner. Telephone No.	Thomas G. Amon, Law Offices of Thomas G. Amon 250 W. 57th St., Suite 1316, New York, NY 10107 Telephone: (212) 810-2430

Name and address of Attorney for Defendant or Respondent. Telephone No.

A.	Nature and object of action or Class action for breach of

Nature of special proceeding       Fiduciary duty

B.	Application for index Number filed by: Plaintiff ☒ Defendant ☐

C.	Was a previous Third Party Action Filed Yes ☐ No ☒

[ILLEGIBLE TEXT]

COMPLETE THIS STUB	DO NOT DETACH [ILLEGIBLE TEXT] SUPREME COURT, PUTNAM COUNTY	INDEX NUMBER FEE $210.00
Endorse This INDEX NUMBER ON [ILLEGIBLE TEXT]	Steve Welsch v. Penwest Pharmaceuticals Co.	2509/2010

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF PUTNAM

STEVE WELSCH, On Behalf of Himself and All Others Similarly Situated,	Index No. 2509/2010

Plaintiff,	CLASS ACTION

vs.

PENWEST PHARMACEUTICALS CO., JENNIFER L. GOOD, KEVIN C. TANG, JOSEPH EDELMAN, JOHN LEMKEY, RODERICK WONG, SAIID ZARRABIAN, ANNE M. VANLENT, PETER F. DRAKE, DAVID P. MEEKER, ENDO PHARMACEUTICALS HOLDINGS INC., WEST ACQUISITION CORP.,

SHAREHOLDER COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Defendants.

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of holders of common stock of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) against Penwest, Endo Pharmaceuticals Holdings Inc. (“Endo”), and West Acquisition Corp. (“WAC”), and certain of Penwest’s officers and directors. This action arises out of the Individual Defendants’ (as defined herein) agreement to sell Penwest to Endo at an unfair price of 55.00 for each share of Penwest common stock via an unfair process (the “Proposed Acquisition”). This action seeks to enjoin the Individual Defendants from further breaching their fiduciary duties in their pursuit of the Proposed Acquisition.

2. In pursuing the unlawful plan to induce Penwest’s shareholders to tender their shares in the Proposed Acquisition via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith, and fair dealing.

3. In recent years, Penwest’s stock price has been held down due to uncertainty arising out of litigation surrounding the Company’s board of directors (“Board”) and its products. That uncertainty, however, is in the past. The Company is poised for a significant turnaround, as evidenced by its most recent financial results. For the second quarter of fiscal 2010 the Company announced record revenue and earnings, handily beating Wall Street’s expectations. In the second quarter the Company recorded a 159% year-over-year increase in revenues and raised its revenue guidance for the full 2010 fiscal year. This announcement caused the Company’s stock price to increase over-8%. Further, in its second quarter 2010 earnings press release, Penwest also announced a new plan to maximize profitability by leveraging its technologies, aggressively reducing cash expenses by Q4 2010, completing its A0001 Phase 2a studies and reporting top-line results by Q4 2010, and licensing the A0001 compound to a partner for further development and commercialization.

4. Endo is well aware of Penwest’s improving financial metrics due to its access to nonpublic information. Endo is partnered with Penwest in the development and commercialization of Opana® ER (“Opane”), the drug from which Penwest derives the vast majority of its revenues in the form of royalties received from Endo. Knowing that the economy and the Company’s performance is recovering, and that the Company had developed a plan to further improve its profitability, Endo recognized that it had an opportunity to cash in on Penwest’s temporarily depressed stock price by acquiring the Company’s valuable assets before it felt the full effects of the economic turnaround and the profit maximization plan. As such, Endo, in possession of non-public information regarding the performance of Penwest, is taking advantage of its position to acquire the Company at a substantial discount to its true value.

5. The market’s reaction to the news of the. Proposed Acquisition demonstrates the strength of Penwest’s outlook. Endo’s stock jumped on the news that it would acquire Penwest so cheaply, closing up nearly 1.5% on the date the Proposed Acquisition was announced. This is not surprising given the stellar second quarter 2010 results announced by the Company, including royalties for Opana, the main driver of Penwest’s revenues, which exceeded expectations. If the Proposed Acquisition is consummated, Penwest shareholders will no longer be entitled to these royalties, and Endo will benefit from no longer having to pay them.

6. Endo also stands to reap the benefits of Penwest’s $180 million of net operating losses (“NOLs”). These NOLs do not begin expiring until 2018 and do not fully expire until 2029. Endo will also reap the benefits of Penwest’s $1.8 million of federal research and development tax credit carryforwards, which do not begin expiring until 2028. As currently constituted, the Proposed Acquisition is not priced to compensate Penwest shareholders for the benefit that Endo will receive from the Company’s NOLs and tax credits.

7. The Individual Defendants are also set to benefit considerably from the Proposed Acquisition. In particular, defendants Kevin C. Tang (“Tang”) and Joseph Edelman (“Edelman”), whose funds bought up a large portion of the Company’s shares while its stock traded below the $5.00 offer price, and who recently took control of Penwest’s Board, are in line to make enormous profits if the Proposed Acquisition is consummated. This behavior is not out of line with Tang’s reputation as an investor, however, as it rings familiar to his unsuccessful 2009 attempt to liquidate Vanda Pharmaceuticals to turn a quick profit . Notably, soon after Tang’s unsuccessful liquidation attempt, Vanda Pharmaceuticals’ stock skyrocketed.

8. While Endo and the Individual Defendants stand to benefit substantially from the Proposed Acquisition, Penwest’s common shareholders) are being shortchanged by the offer. The $5.00 per share that the Company’s shareholders are being offered in the Proposed Acquisition represents a mere 19% premium over the Company’s closing stock price on the preceding trading day. By comparison, premiums in similar transactions over the past five years have average nearly four limes that much. Additionally, the offer represents over a 50% discount to the price Penwest’s stock traded at prior to the recession.

9. In order to ensure that the Proposed Acquisition, is completed, me Individual Defendants agreed to a number of preclusive deal protection devices. In particular, according to the Agreement and Plan of Merger dated August 9, 2010 (the “Merger Agreement”), the Individual Defendants agreed to: (i) a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders; (ii) a non-mutual termination fee of $5 million payable to Endo if the Merger Agreement, is terminated by the Company or Endo, plus up to $2 million payable to Endo to cover its expenses should the Merger Agreement be terminated under specified circumstances; and (iii) enter into agreements which commit 38.6% of the outstanding shares to be tendered in the offer (the “Shareholder Tender Agreements”).

10. Because the Individual Defendants dominate and control the business and corporate affairs of Penwest, there exists an imbalance and disparity of economic power between them and the public shareholders of Penwest. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best shareholder value reasonably available. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration available for the Penwest shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In short, the Proposed Acquisition is designed to unlawfully divest Penwest’s public shareholders of the Company’s valuable assets for grossly inadequate consideration.

11. To remedy the Individual Defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (1) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Penwest’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

1. This Court has jurisdiction over each defendant named herein. Penwest is a corporation that conducts business and maintains operations in New York. It is headquartered in Patterson, New York. The remaining individual defendants have sufficient minimum contacts with New York so as to render the exercise of jurisdiction by this court permissible under traditional notions of fair play and substantial justice.

2. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County. Additionally, a substantial portion of the transactions and wrongs complained of herein occurred in this County, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Penwest’s shareholders. Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had effect in this County.

PARTIES

3. Plaintiff Steve Welsh is a shareholder of Penwest.

4. Defendant Penwest is a drug development corporation that focuses on identifying and developing products that address unmet medical needs, primarily for rare disorders of the nervous systems. Penwest’s key product is Opana, which is an extended release formulation of oxymorphone hydrochloride that it developed with Endo. Penwest is incorporated in Washington and its principal executive offices are located at 2981 Route 22, Patterson, New York 12563. Upon completion of the Proposed Acquisition, Penwest will become an indirect wholly-owned subsidiary of Endo.

5. Defendant Jennifer L. Good (“Good”) is Penwest’s Chief Executive Officer and has been since June 2006. Good is also Penwest’s President and has been since November 2005 and acting Chief Financial Officer and has bean since January 2009. Good was Penwest’s Chief Financial Officer from February 1997 to June 2006; Chief Operating Officer from November 200s to June 2006; Senior Vice President, Finance from February 1997 to November 2005; and a director from June 2006 to June 2010. Concurrently with the execution of the Merger Agreement, Good entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which she has agreed to tender her shares and to vote such shares in favor of the Proposed Acquisition and against any other transaction.

6. Defendant Tang is Penwest’s Chairman of the Board and has been since August 2010 and director and has been since June 2009. Tang is a principal of Tang Capital Partners, LP. Concurrently with the execution of the Merger Agreement, Tang and Tang Capital Partners, LP entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which they have agreed to tender their shares and to vote such shares in favor of the Proposed Acquisition and against any other transaction.

7. Defendant Edelman is a Penwest director and has been since June 2009. Edelman is a principal of Perceptive Life Sciences Master Fund Ltd. Concurrently with the execution of the Merger Agreement, Perceptive Life Sciences Master Fund Ltd. entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which it has agreed to tender its shares and to vote such shares in favor of the Proposed Acquisition and against any other transaction.

8. Defendant John Lemkey (“Lemkey”) is a Penwest director and has been since June 2010. Lemkey was nominated for election to the Board by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd.

9. Defendant Roderick Wong (“Wong”) is a Penwest director and has been since June 2010. Wong was nominated for election to the Board by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd.

10. Defendant Saiid Zarrabian (“Zarrabian”) is a Penwest director and has been since June 2010. Zarrabian was nominated for election to the Board by Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd.

11. Defendant Anne M. VanLent (“VanLent”) is a Penwest director and has been since December 1998.

12. Defendant Peter F. Drake (“Drake”) is a Penwest director and has been since April 2005.

13. Defendant David P. Meeker (“Meeker”) is a Penwest director and has been since January 2007.

14. Defendant Endo is a specialty pharmaceutical corporation that engages in the research, development, manufacturing, marketing and sale of branded and generic prescription pharmaceuticals used primarily to treat and manage pain, overactive bladder, prostate and bladder cancer and the early onset of puberty in children, or central precocious puberty. Endo’s portfolio of branded products includes brand names such as Lidoderm®, Opana and Opana®, Percocet®, Frova®, Voltaren® Gel, Vantas®, Valstar®, and Supprelin® LA. Endo is incorporated in Delaware and its principal executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317.

15. Defendant WAC is a Delaware corporation and an indirect wholly-owned subsidiary of Endo that acted as a merger sub. Upon completion of the merger, WAC will merge with and into Penwest and WAC will cease to exist as a separate corporate entity.

16. The defendants named above in 115-13 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. Under Washington law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium at the highest price attainable in the market. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

18. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Penwest, are obligated under Washington law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

19. The Individual Defendants, separately and together, in connection with, the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting suet breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of Penwest.

20. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Certain Penwest executives and directors may also retain their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These individuals have managed to secure for themselves substantial benefits at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Penwest common stock in the Proposed Acquisition.

21. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

BACKGROUND TO THE PROPOSED ACQUISITION

22. Beginning in 2008 and continuing to the present, defendants Tang and Edelman, along with funds under their control, have purchased large amounts of Penwest common stock at various prices under $5.00. with substantial amounts purchased at under $2.00, including stock purchased for as low as $1.26 per share.

23. Emboldened and empowered by the control gained through their vast stock purchases, in 2010, Tang and Edelman initiated a proxy battle in order to gain a majority of the Board seats and thereby control the direction of the Company. Penwest was then forced to expend large amounts in professional fees in connection with the ensuing proxy contest, which culminated in defendants Tang and Edelman, and the directors beholden to them and their scheme, defendants Lemkey Wong, and Zarrabian, gaining control of the Board at the Company’s 2010 annual meeting.

24. Less than two months after the Company’s 2010 annual meeting, defendants Tang and Edelman leveraged their newfound control of the Board and caused Penwest to enter into the Proposed Acquisition. Tang and Edelman ware thus able to ensure a quick windfall of large profits for themselves due to their recent acquisition spree at various prices under the $5.00 offer price.

THE PROPOSED ACQUISITION

25. On August 9, 2010, Penwest issued the following press release announcing that the Individual Defendants had agreed to sell Penwest to Endo in a cash transaction for $5.00:

Penwest Pharmaceuticals Co. (Nasdaq: PPCO) today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals (Nasdaq: ENDP), has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

Jennifer L. Good, President and Chief Executive Officer, said, “The Board of Directors and I concluded that this transaction is in the best interests of Penwest and its shareholders and is an excellent way to maximize the value of Penwest’s most strategic asset, Opana® ER”

The cash consideration represents a premium of 47% over the 30-day average of Penwest shares and 1% based on the closing price of Friday August 6. This agreement has been unanimously approved by the Penwest and Endo Boards of Directors.

Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer.

BofA Merrill Lynch is acting as exclusive financial advisor to Penwest in connection with the transaction.

26. On August 10, 2010, the Company filed a Form 8-K. with the U.S. Securities and Exchange Commission (“SEC”) wherein it is disclosed the Merger Agreement The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and. unless increased, would be consummated at an unfair price.

27. Section 8.2 of the Merger Agreement imposes a $5 million termination fee, or 3% of the $168 million total equity value of the Proposed Acquisition, plus an additional $2 million to cover Endo’s expenses should the Merger Agreement be terminated under specified circumstances. The possible aggregate $7 million in termination fees and expenses that Penwest could be required to pay amounts to over 4.1% of the Proposed Acquisition’s equity value, which would tack on an additional $0.22 per share to the cost of any competing bid. This provision is unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals, especially in connection with the no-solicitation provisions in Section 6.5 of the Merger Agreement.

28. Under Section 6.5 of the Merger Agreement, Penwest is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders and cuts off any negotiations the Company may have been engaged in with bidders capable of making a superior offer. Section 6.5(a) states in part:

Except as set forth in this Section 6.5, the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal, or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise take any action for the purpose of knowingly encouraging or facilitating, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished pursuant thereto.

29. Though the Merger Agreement ostensibly has a fiduciary out provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited written offer. Without access to nonpublic information, which the Company is prevented from offering under the Merger Agreement, no other bidder will emerge.

30. Further, the Individual Defendants secured the Shareholder Tender Agreements, which bind 38.6% of the Company’s outstanding shares to be tendered in the offer and to vote in favor of the Proposed Acquisition and against any competing proposal. These agreements have been entered into by defendants Good and Tang, and by entities controlled by defendants Tang and Edelman, and all lay out the following in substantially similar language:

Unless the Offer is terminated or withdrawn by Merger Sub or the Merger Agreement is terminated in accordance with its terms, Shareholder hereby agrees that it shall irrevocably, subject to the terms of this Agreement, tender (and deliver any certificates evidencing) its Shares, or cause its Shares to be irrevocably, subject to the terms of this Agreement, tendered, into the Offer promptly following, and in any event no later than the fifth (5th) Business Day following the commencement of the Offer pursuant to Section 1.1 of the Merger Agreement in accordance with the procedures set forth in the Offer Documents, free and clear of all Encumbrances (other than Permitted Encumbrances); provided, that Parent and Merger Sub agree that Shareholder may withdraw its Shares from the Offer at any time following the termination of this Agreement or as otherwise provided pursuant to this Section 3 or Section 9 hereof.

31. Entering into the Shareholder Tender Agreements is especially egregious given the fast that only a majority of Penwest’s outstanding shares need be tendered in order for Endo to be able to execute a second-step merger to acquire any Penwest shares that are not purchased in the tender offer. This effectively means that only approximately 11.4% additional outstanding Penwest shares need to be tendered in order to consummate the Proposed Acquisition.

32. The draconian provisions in the Merger Agreements and the Shareholder Tender Agreements serve to lock up the Proposed Acquisition to the benefit of the defendants at the expense of the Company’s common shareholders.

SELF-DEALING

33. Because defendants dominate and control the business and corporate affairs of Penwest and are in possession of material nonpublic information concerning Penwest’s financial condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest Therefore, it is inherently unfair for the individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

34. The Proposed Acquisition, if consummated, will enrich the Individual Defendants through lucrative positions at the post-Proposed Acquisition company and windfall profits for defendants Tang and Edelman.

35. The proposed sale is wrongful, unfair, and harmful to Penwest’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Penwest via an unfair process. Accordingly, the Proposed Acquisition will benefit defendants at the expense of Penwest’s shareholders.

36. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of Penwest and allow the shares to trade freely - without impediments;

•	Withdraw their consent to the termination fee and no-solicitation clause;

•	Act independently so that the interests of Penwest’s public shareholder with be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Penwest’s public shareholders: and

•	Solicit competing bids to Endo’s offer to assure that the Company’s shareholders are receiving the best reasonably obtainable value for their shares.

37. The Individual Defendants have also approved the Proposed Acquisition so that it transfers 100% of Penwests revenues and profits to Endo, thus all of Penwest’s operations will now accrue to the benefit of Endo.

THE INDIVIDUAL DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

38. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves. Nonetheless, defendants did not explore any alternate deals, nor did they engage in any auction process. Due to defendants’ eagerness to enter into a transaction with Endo, they failed to engage other bidders or shop the Company in order to obtain the maximum price for shareholders. Further, the individual Defendants failed to explore the other strategic alternatives.

39. As a result of defendants’ conduct, Penwest’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Penwest, and Endo at the lime the Proposed Acquisition was announced. Indeed, defendants ensured that Penwest would be sold to one buyer and one buyer only by negotiating a no-solicitation clause that prevents Penwest from soliciting higher offers, a $5 million termination fee plus $2 million expense reimbursement, and the Shareholder Tender Agreements that will discourage any unsolicited offers.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action individually and as a class action pursuant to Hew York CPLR §901 on behalf of all holders of Penwest stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant

41. This action is properly maintainable as a class action.

42. The Class is so numerous that joinder of all members is impracticable. According to Penwest’s SEC filings, there were nearly 31 million shares of Penwest common stock outstanding as of August 2, 2010.

43. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition:

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed-Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether Penwest aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether Endo and WAC aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

44. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

45. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

46. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

47. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

48. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

[illegible text] for Breach of Fiduciary Duties Against the individual Defendants:

49. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

50. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Penwest and have acted to put their personal interests ahead of the interests of Penwest’s shareholders.

51. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Penwest.

52. The Individual Defendants have violated their fiduciary duties by entering Penwest into the Proposed Acquisition contract without regard to the effect of the proposed transaction on Penwest’s shareholders.

53. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Penwest because, among other reasons:

(a) they failed to take steps to maximize the value of Penwest to its public shareholders;

(b) they failed to properly value Penwest and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

54. Because the Individual Defendants dominate and control the business and corporate affairs of Penwest, and are in possession of private corporate information concerning Penwest’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to pursue and recommend any proposed transaction Wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

55. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Penwest’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

57. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

58. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Penwest’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

59. Plaintiff and the members of the Class have ne adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Penwest

60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

61. Defendant Penwest aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Penwest, including plaintiff and the members of the Class.

62. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

63. By committing the acts alleged herein, the Individual Defendants breached, their fiduciary duties owed to plaintiff and the members of the Class.

64. Penwest colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

65. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Bury Against

Endo and WAC

66. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

67. Endo and WAC aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Penwest, including plaintiff and the members of the Class.

68. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

69. By committing the acts alleged herein, the Individual Defendants breached their: fiduciary’ duties owed to plaintiff and the members of the Class.

70. Endo and WAC colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

71. Endo and WAC participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Endo and WAC obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the individual Defendants’ breaches. Endo and WAC will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

72. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

D. Directing defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Penwest and obtain a transaction which is in the best interests of Penwest’s shareholders

E. Rescinding, to the extent already implemented, the Merger Agreement;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class. upon any benefits improperly received by defendants as a result of then wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 11, 2010	LAW OFFICES OF THOMAS G. AMON
THOMAS G. AMON

THOMAS G. AMON

250 West 57th Street, Suite 1316
New York, NY 10107
Telephone: (212) 810-2430
Facsimile: (212) 810-2427

ROBBINS UMEDA LLP
MARC M. UMEDA
STEPHEN J. ODDO
REBECCA A. PETERSON
JULIA M. WILLIAMS
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff